SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of March, 2005

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

TAXPAYER'S GENERAL REGISTRY: 00.022.034/0001-87

PUBLIC COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO HOLDINGS S.A., HELD ON FEBRUARY 16th, 2005.

ADDRESS AND TIME: - Av. Eusébio Matoso, n.° 891 - 22nd floor, in the City of São Paulo, State of São Paulo, at 11:00 a.m.

CHAIRMAN: - Roberto Konder Bornhausen

PRESENT: - Executives from Unibanco – União de Bancos Brasileiros S.A.

QUORUM: - More than the half of the elected members

The Chairman proceeded into business, explaining to the presents that the meeting purposes were: (i) to submit the Company’s Balance Sheet related to the fiscal year of 2004 to the examination and approval of the Board; (ii) to hear the explanations of the main executives regarding the results of Unibanco – União de Bancos Brasileiros S.A. (“ Unibanco”) within the above mentioned period; and (iii) to discuss other matters of the Company’s interest.

The Chairman invited Mr. Israel Vainboim, Chief Executive Officer of the Company, to explain the Company’s results related to the fiscal year of 2004.

Mr. Israel Vainboim then introduced a summary containing the comments about the Company’s financial statements and additional information, which were examined by all presents.

After Mr. Israel Vainboim’s explanation, the Chairman offered the word to the all presents in order that they could make questions and comments related to the Company’s results.

There being no comments regarding this matter, the Chairman submitted to the Board of Directors’ approval the financial statements of the Company, which were unanimously approved by the Directors present at the meeting.

Continuing the meeting, the Chairman invited some of the principal executives of Unibanco to speak on the consolidate results of Unibanco.

Mr. Geraldo Travaglia Filho then presented the consolidated results of Unibanco, with the participation of Mr. Marcio de Andrade Schettini, who presented the results regarding the retail bank area of Unibanco.

In the sequence, Mr. Pedro Moreira Salles made some comments on the 2004 results of Unibanco and spoke on the priorities of Unibanco for the year of 2005.

In the end, considering the resignation letter presented to the Company by its board member, Mr. Carlos de Oliveira Cruz, Mr. President suggested that a mention be included in the present minute expressing the sincere gratefulness of this Board of Directors to such member for the various contributions rendered to the Company as well as for the excellent work developed in this board, in which all the other members agreed.

The meeting was then ended by the Chairman, who authorized the formalization of the present Minutes, which was subsequently read by the Chairman and approved and signed by all presents.

São Paulo, February 16th, 2005

ROBERTO KONDER BORNHAUSEN	PEDRO MOREIRA SALLES

ISRAEL VAINBOIM	TOMAS TOMISLAV ANTONIN ZINNER

GABRIEL JORGE FERREIRA	GUILHERME AFFONSO FERREIRA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 10, 2005

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.